Exhibit 21

Subsidiaries of Orbital ATK, Inc. as of December 31 , 2016

All subsidiaries listed below are 100% owned except joint ventures.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Alliant Techsystems Operations LLC	Delaware
Alliant Techsystems Operations Saudi Arabia Ltd. (joint venture)	Saudi Arabia
ATK Launch Systems Inc.	Delaware
ATK Space Systems Inc.	Delaware
COI Ceramics, Inc. (joint venture)	California
Orbital ATK Middle East L.L.C. (joint venture)	United Arab Emirates
Orbital ATK Pte. Ltd.	Singapore
Orbital ATK UK Ltd.	United Kingdom
Orbital Sciences Corporation	Delaware
Space Logistics LLC	Delaware